EXHIBIT 1
                                                                       ---------

                                  ANNOUNCEMENT

                          WPP GROUP PLC ("the Company")


WPP Group plc has been informed on 24 August 2004, the family interests of Sir Martin Sorrell, a director of the Company, purchased 200,000 ordinary shares of 10p each in WPP Group plc at (pound)4.95 per share.

At today's date Sir Martin Sorrell's and his family interests are interested in or have rights in 17,265,707 ordinary shares, approximately 1.464% of the ordinary share capital of the Company.

24 August 2004


                                      -4-